May 6, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-4631

Re:  Real Estate Restoration and Rental, Inc.
        Registration Statement on Form S-1
        Amendment No. 5 Filed May 2, 2011
        File No. 333-169928

Dear Mr. Kluck:

We represent Real Estate Restoration and Rental, Inc. (“Real Estate Restoration” or, the “Company,” “we,” “us,” or “our”).  By letter dated May 5, 2011 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Registration Statement (the “Registration Statement”) on Form S-1 filed on May 2, 2011. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

Management’s Discussion and Analysis of Financial Condition….page 16

Plan of Operations, page 16

1.
 We note you indicate if it becomes necessary to raise additional capital you may approach one or more of your property management services clients to establish strategic funding partnerships. Please revise to clarify.

Response: The Company has revised the disclosure to indicate they may approach any clients that they may have at the time of the private placement

The Company acknowledges that:

▪      should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

▪      the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

▪      the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/Gregg E. Jaclin
      Gregg E. Jaclin